UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number: 0-16614

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

NeoRx Corporation
Full Name of Registrant

N/A
Former Name if Applicable

300 Elliott Avenue West, Suite 500
Address of Principal Executive Office (Street and Number)

Seattle, Washington 98119
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☒	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The Company is unable to complete its Form 10-K for the year ended December 31, 2004 by the prescribed time without unreasonable effort or expense.  Given the Company’s limited internal and external resources, the new procedures required under Section 404 of the Sarbanes-Oxley Act of 2002, and the impact of the Company’s recent private placement financing (see Form 8-K filed on March 7, 2005), the Company is unable to complete its 10-K by the filing date.  Furthermore, the Company’s independent registered accounting firm, KPMG LLP, has advised that it is continuing to assess whether substantial doubt exists about the Company’s ability to continue as a going concern given current cash balances and projected future operating losses.   The Company intends to file its Form 10-K no later than 15 calendar days following the prescribed due date.  See the statement of the Company’s independent registered public accounting firm attached hereto as Exhibit A.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Susan D. Berland, Chief Financial Officer	(206)	286-2539
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As reported via press release dated March 16, 2005, the Company’s net loss for the year ended December 31, 2004 was $19.4 million ($0.66 diluted loss per share on a loss applicable to common shares of $19.9 million), compared to a net loss of $5.1 million ($0.28 diluted loss per share on a loss applicable to common shares of $7.5 million) for the year ended December 31, 2003.  The 2003 year included income of $10.0 million from licensing certain non-core intellectual property.

Revenue for the year ended December 31, 2004 was $1.0 million, compared to $10.5 million for the year ended December 31, 2003.  Revenue for the 2004 year consisted primarily of milestone payments from Boston Scientific Corporation.  Revenue for the 2003 year consisted of $10.0 million from the assignment and license to Boston Scientific Corporation of certain non-core intellectual property and revenue from a facilities lease.

Total operating expenses for the fourth quarter of 2004 increased to $5.3 million, from $3.1 million for the fourth quarter of 2003, and increased to $20.5 million for the year ended December 31, 2004, from $15.2 million for the same period in 2003.

Research and development expenses increased to $3.3 million for the fourth quarter of 2004, from $2.2 million for the fourth quarter of 2003.  Research and development expenses for the year ended December 31, 2004 increased to $13.3 million, from $9.6 million for the same period in 2003.  The increase in R&D expenses for 2004 resulted from increased costs related to the STR Phase III trial, which was opened in March 2004, and to pre-clinical development efforts related to NX 473.

General and administrative expenses increased to $7.2 million for the year ended December 31, 2004, from $6.3 million for the same period in 2003.  The increase in G&A costs for the year ended December 31, 2004 was due primarily to increased personnel related costs.

Cash and investment securities as of December 31, 2004 were $17.8 million, compared to $27.5 million at December 31, 2003.

NeoRx Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2005	By	/s/ Susan D. Berland
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.

Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

Exhibit A

March 16, 2005

NeoRx Corporation

300 Elliott Avenue West

Suite 500

Seattle, Washington 98119

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, we inform you that we have been furnished a copy of Form 12b-25, to be filed by NeoRx Corporation on or about March 16, 2005, which contains notification of the registrant’s inability to file its Form 10-K by March 16, 2005.   We have read the Company’s statements contained in Part III therein, and we agree with the stated reasons as to why we have been unable to complete our audit and report on the Company’s consolidated financial statements for the year ended December 31, 2004, to be included in the Company’s Form 10-K.

Very truly yours,

/s/ KPMG LLP

KPMG LLP